Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended
	March 31,
	2008	2007
Earnings:
Income from continuing operations before income taxes	$66,473	$58,214
Add fixed charges (from below)	36,064	40,040

	$102,537	$98,254

Fixed charges:
Interest expense:
Corporate	$33,074	$35,483
Amortization of deferred financing costs	995	2,114
Implicit interest in rental expense	1,995	2,443

Fixed charges	$36,064	$40,040

Ratio (earnings divided by fixed charges)	2.84	2.45